UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Luby’s, Inc.
(Name of Issuer)

Common Stock, par value $0.32
(Title of Class of Securities)

549282101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,077,216
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,077,216
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,282,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,282,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON RAMIUS CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,282,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,282,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,282,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,282,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,282,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,282,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,282,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,282,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,282,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,282,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 549282101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,282,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,282,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 549282101

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Parche and Starboard were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 1,282,400 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $12,646,022, including brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,405,497 Shares outstanding, which is the total number of Shares reported to be outstanding as of December 14, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 28, 2007.

A.	Parche

(a)	As of the date of this filing, Parche beneficially owns 205,184 Shares.

Percentage: Less than 1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 205,184
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 205,184
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Parche since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

B.	Starboard

(a)	As of the date of this filing, Starboard beneficially owns 1,077,216 Shares.

Percentage: 3.8% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,077,216
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,077,216
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

CUSIP NO. 549282101

C.	RCG Enterprise

(a)	As of the date of this filing, as the sole non-managing member of Parche and owner of all economic interests therein, RCG Enterprise may be deemed to beneficially own 205,184 Shares owned by Parche.

Percentage: Less than 1% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 205,184
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 205,184
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Parche are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

D.	RCG Starboard Advisors

(a)
As of the date of this filing, as managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of (i) 205,184 Shares owned by Parche and (ii) 1,077,216 Shares owned by Starboard.

Percentage: 4.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,282,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,282,400
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

E.	Ramius Capital

(a)
As of the date of this filing, as the sole member of RCG Starboard Advisors Ramius Capital may be deemed the beneficial owner of (i) 205,184 Shares owned by Parche and (ii) 1,077,216 Shares owned by Starboard.

Percentage: 4.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,282,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,282,400
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 549282101

(c)
Ramius Capital did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

F.	C4S

(a)	As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 205,184 Shares owned by Parche and (ii) 1,077,216 Shares owned by Starboard.

Percentage: 4.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,282,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,282,400
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 205,184 Shares owned by Parche and (ii) 1,077,216 Shares owned by Starboard.

Percentage: 4.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,282,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,282,400

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D on behalf of Parche and Starboard are set forth in Schedule A and are incorporated by reference. All transactions were effected in the open market, except as otherwise noted.

CUSIP NO. 549282101

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Effective January 22, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 549282101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:                       January 23, 2008

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager
RCG STARBOARD ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
       its sole member

RCG ENTERPRISE, LTD
By: Ramius Capital Group, L.L.C.,
       its investment manager

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
       as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 549282101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

PARCHE, LLC

(800)	9.4896	01/18/07
(132,800)	9.0026	01/22/07

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(4,200)	9.4896	01/18/07
(697,200)	9.0026	01/22/07